Global Crossing Airlines Group Inc.

4200 NW 36th Street, Building 5A

Miami International Airport

Miami, Florida 33166

January 31, 2022

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Ms. Anuja A Majmudar

Ms. Laura Nicholson

Re:	Global Crossing Airlines Group Inc.

Registration Statement on Form S-1, as amended

Filed Initially on November 23, 2021

File No. 333-261285

Dear Ms. Majmudar and Ms. Nicholson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Global Crossing Airlines Group Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:30 a.m. eastern on February 3, 2022, or as soon as thereafter practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Please contact Martin Schrier of Cozen O’Connor P.C., counsel to the Company, at 305-704-5954 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/ Edward J. Wegel
Edward J. Wegel
Chief Executive Officer

cc: Cozen O’Connor P.C.